Performance Food Group
12500 West Creek Parkway
Richmond, VA 23238-9269
May 5, 2006
VIA EDGAR
Mr. Michael Moran Accounting Branch Chief Securities and Exchange Commission Mail Stop 0405 Washington, DC 20549-0405
Dear Mr. Moran:
This letter is in response to your comment letter dated April 24, 2006, with respect to the following document filed by Performance Food Group Company (the “Company”):

Re:	Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 6, 2006 File No. 0-22192
Given the Staff’s comments and the Company’s proposed responses, we would respectfully request that the Company be permitted to make any necessary changes in future filings beginning with the Company’s 2006 first quarter Form 10-Q, as appropriate. In any event, we would appreciate the opportunity to discuss our proposed responses with you to determine if they appropriately address the Staff’s concerns. We have prepared these responses with the assistance of our counsel and the proposed responses have been read by our independent registered public accounting firm.

In accordance with your letter dated April 24, 2006, the Company acknowledges that the adequacy and accuracy of the disclosure in any Company filing is the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.	Notes to Consolidated Financial Statements, page 47 2. Summary of Significant Accounting Policies, page 47 Stock Based Compensation, page 49
In future filings, please revise your disclosure for the acceleration of out-of-the money stock options to include the Compensation Committee’s reasons for modifying the stock options, the nature of the modifications and the amount of compensation expense recognized as a result of acceleration. In your response, please show us what your revised disclosure will look like. See SAB Topic 14.M. and paragraph 47.f of SFAS No. 123(R).

Response:

The Company will revise its disclosure as follows (new language has been underlined) to conform to the wording the Company utilized in its Form 8-K dated February 28, 2005, announcing the decision to accelerate certain of the Company’s unvested stock options:
On February 22, 2005, the Compensation Committee of the Company’s Board of Directors voted to accelerate the vesting of certain unvested options to purchase approximately 1.8 million shares of the Company’s common stock held by certain employees and officers under the 1993 Employee Stock Incentive Plan (the “1993 Plan”) and the 2003 Equity Incentive Plan (the “2003 Plan”), which had exercise prices greater than the closing price of the Company’s common stock on February 22, 2005. These options were accelerated such that upon the adoption of SFAS 123 (R), effective January 1, 2006, the Company would not be required to incur any compensation cost related to the accelerated options. The Company believes this decision was in the best interest of the Company and its shareholders. This acceleration did not result in the Company being required to recognize any compensation cost in its consolidated statement of earnings for the fiscal year ended December 31, 2005, as all stock options that were accelerated had exercise prices that were greater than the market value of the Company’s common stock on the date of modification, however, the Company was required to recognize all unvested compensation cost in its proforma SFAS 123 disclosure in the period of acceleration. The proforma expense of the acceleration was approximately $7.3 million, net of tax, which represents all future compensation expense of the accelerated options on February 22, 2005, the modification date.
2.       3. Discontinued Operations, page 51
Please advise or revise your future filings to disclose the line item that includes the gain on the sale of the fresh-cut segment and the reporting segment that contained the disposed subsidiary. See paragraph 47.b. of SFAS 144.

Response:

The gain from the sale of our former fresh-cut segment is included within the line item, “Earnings from Discontinued Operations, net of tax” on the face of the consolidated statements of earnings in our Form 10-K for the year ended December 31, 2005. In our 2005 Form 10-Q for the quarter ended July 2, 2005, the period during which the sale of our former fresh-cut segment was completed, we separated out the gain on the sale on the face of the consolidated statements of earnings in the line item ‘Gain on Sale of fresh-cut segment, net of tax”, as required under paragraph 47 (b) of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In all subsequent periods, we collapsed all earnings from discontinued operations (including the gain) into one line item for presentation purposes, however, as noted below, we disclosed the amount of the gain in our footnotes to our audited consolidated financial statements included in our 2005 Annual Report on Form 10-K. Beginning with the Company’s second quarter of 2006, the first period in which comparative information containing the gain on sale of the fresh-cut segment will be presented, we will modify our disclosure to indicate that the gain on the sale of our fresh-cut segment is included in the “Earnings from Discontinued Operations, net of tax” line item on the face of the consolidated statements of earnings and indicate the amount of such gain in this disclosure.

Further, the Company’s former fresh-cut segment was a stand alone segment as defined by SFAS 131, “Disclosure about Segments of an Enterprise and Related Information.” In Footnote No. 3, “Discontinued Operations” to our consolidated financial statements contained in our 2005 Annual Report on Form 10-K, we disclosed the following:
On June 28, 2005, the Company completed the sale of all its stock in the subsidiaries that comprised its fresh-cut segment to Chiquita Brands International, Inc. for $860.6 million and recorded a net gain of approximately $186.9 million, net of approximately $76.2 million in net tax expense. The tax expense is comprised of approximately $146.5 million in current tax expense, partially offset by approximately $70.3 million in deferred tax benefit.
3.      Note 5. Goodwill and Other Intangible Assets, page 53
Please tell us the weighted average life for your customer relationships and include this disclosure in future filings. See paragraph 44 of SFAS 142.
Response:
At the time of acquisition, we estimate the useful life of each customer relationship based on facts and circumstances. The weighted average life of our customer relationships on the assets’ acquisition date was 14.85 years, with individual lives ranging from 10 to 15 years. Paragraph 44 of SFAS 142 “Goodwill and Other Intangible Assets” provides that the weighted average life of an intangible asset shall be disclosed in the notes to the financial statements “in the period of acquisition.” Accordingly, our interpretation of paragraph 44 of SFAS 142 is that disclosure of the weighted average life of an amortizable asset is required in the year in which it is acquired and accordingly, we have disclosed, and believe it is appropriate to continue to disclose, the weighted average amortization period for our customer relationships in the year in which the customer relationship is acquired.
4.       18. Commitments and Contingencies, page 63
We note you possess operating leases containing residual value guarantees. Please tell us what consideration you gave to the residual value guarantees in determining if they are either capital or operating leases. Tell us if you used the contractually stated amount of the residual value guarantee, an estimate of any deficiency realized upon sale of the assets or another estimated amount, as applicable. Further, tell us if any of these lease terms that range between two to nine years exceed 75% of the economic life of these assets. We note the estimated lives for equipment, tractors and trailers ranges between three to 12 years. In addition, please clarify the terms under which ownership would transfer to you at the end of the lease term. Be specific in your response. Explain the results of each of the four lease classification criteria and include a description of the clauses in the leases that pertain to each criteria explanation.
Response:
We will address each of the above comments individually:
a)	Tell us if you used the contractually stated amount of the residual value guarantee, an estimate of any deficiency realized upon sale of the assets or another estimated amount, as applicable.

Response:
In evaluating our leases under the guidance of SFAS 13, “Accounting for Leases”, we include the maximum contractual residual obligation (which currently ranges from 4% to 20% of the cost of the asset at the inception of the lease) within our future minimum lease payments.
b)	Further tell us if any of these lease terms that range between two to nine years exceed 75% of the economic life of these assets. We note the estimated lives for equipment, tractors and trailers ranges between three to 12 years.
Response:
None of the leases that have terms ranging from two to nine years exceed 75% of the economic life of the assets. The majority of our equipment leases are for rolling stock, which includes tractors and trailers. Tractors are leased for no more than seven years, while the Company estimates that the economic useful life for its leased tractors is 10 years. Trailers are also leased for seven years, while the Company estimates the useful life for its leased trailers ranges from 10 to 12 years. The estimated useful lives for equipment, tractors and trailers that are owned include certain materials handling equipment and other warehouse equipment that has a shorter useful life than those assets leased.
c)	Please clarify the terms under which ownership would transfer to you at the end of the lease term.
Response:
All of our leases are either fair market value leases or split-TRAC leases. The fair market value leases contain an end of lease clause that allows us to either purchase or solicit bids for the purchase of all of the equipment at the fair market value of the equipment. The split-TRAC leases contain an end of lease clause that allows us to purchase the asset for 20% of initial cost, which, based on industry guidance, approximates the estimated end of lease fair value at lease inception.
d)	Explain the results of each of the four lease classification criteria and include a description of the clauses in the leases that pertain to each criteria explanation.
Response:
The following sets forth the four lease classifications as defined by SFAS 13, “Accounting for Leases” and the Company’s approach to addressing each of the criteria:
1.	The lease transfers ownership of the property to the lessee by the end of the lease term (as defined in paragraph 5(f)).
All of our leases are either fair market value leases or split-TRAC leases. The fair market value leases contain an end of lease clause that allows us to either purchase or solicit bids for the purchase of all of the equipment at the fair market value of the equipment. The split-TRAC leases contain an end of lease clause that allows us to purchase the asset for 20% of initial cost, which, based on industry guidance, approximates the estimated end of lease fair value at lease inception.

2.	The lease contains a bargain purchase option (as defined in paragraph 5(d)).
None of our leases contain a bargain purchase option.
3.	The lease term (as defined in paragraph 5(f)) is equal to 75 percent or more of the estimated economic life of the leased property (as defined in paragraph 5(g)). However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.
As set forth above, the vast majority of our leases are for rolling stock (tractors and trailers) and real estate. The lease terms for our leased tractors and trailers, as discussed above, do not exceed the 75% of estimated useful life threshold. We also lease several buildings that have lease terms ranging from 20 — 25 years, with an average of 22 years. We have determined that the economic useful lives of our leased buildings range from 35 — 39 years; as such, in no circumstance would the lease term of real estate meet or exceed 75% of the economic useful life of the asset.
4.	The present value at the beginning of the lease term of the minimum lease payments (as defined in paragraph 5(j)), excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property (as defined in paragraph 5(c)) to the lessor at the inception of the lease over any related investment tax credit retained by the lessor and expected to be realized by him.
In calculating the total minimum lease payments to determine whether it exceeds 90% of the fair market value of the asset, we compute the net present value of the minimum lease payments based on the incremental borrowing rate (or implicit rate) and compare it to 90% of the FMV of the equipment or real estate at the inception of the lease. We include all future payments (including any potential residual guarantee, if applicable) based on the terms indicated in the lease. We use the constant maturity treasury rate that matches the lease term plus a spread unless we know the rate implicit in the lease in which case we use that rate.
If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (804) 484-7753 or our Senior Vice President and Controller, Keith Middleton, at (804) 484-6221, or by facsimile at (804) 484-7701 or our outside counsel, F. Mitchell Walker, Jr. at (615) 742-6275 or by facsimile at (615) 742-2775.
Sincerely,
/s/ John D. Austin

John D. Austin
Senior Vice President and Chief Financial Officer